Exhibit (a)(5)

FGL HOLDINGS ANNOUNCES

EXCHANGE OFFER FOR ITS WARRANTS

George Town, Cayman Islands – September 6, 2018 – FGL Holdings (NYSE: FG, FG WS) today announced that it intends to commence an offer to exchange any and all of its outstanding warrants for exchange consideration consisting of 0.11 of FGL Holdings’ ordinary shares, par value $0.0001 and $0.98, in cash, without interest, per warrant.

The purpose of the offer for FGL Holdings’ warrants is to reduce the number of warrants outstanding in order to provide greater clarity to investors and potential investors regarding the number of ordinary shares that are, and that may become, outstanding. If the offer is consummated, FGL Holdings’ stockholders will be less likely to suffer dilution as a result of the exercise of warrants, because the warrants exchanged in the offer will be cancelled.

The tender offer is not conditioned on any financing or on any minimum number of warrants being tendered. As of September 5, 2018, FGL Holdings has 70,883,334 outstanding warrants to purchase its ordinary shares. The number of warrants that FGL Holdings is offering to exchange represents all of its outstanding warrants. The warrants are currently listed on the New York Stock Exchange under the symbol “FG WS” while the ordinary shares are listed under the symbol “FG.”

Based on the last reported price of the ordinary shares on September 5, 2018, which was $8.92, the total value of the exchange consideration would have been $1.96 per warrant. This represents an approximate 35% premium over the last reported price of the warrants as of September 5, 2018, which was $1.45. The market prices of FGL Holdings’ warrants and ordinary shares will fluctuate between the date the offer to exchange is commenced, the expiration date and the settlement date of the offer to exchange. Accordingly, the value of the exchange consideration received upon settlement of the offer to exchange could be more or less than the price at which the warrants could be sold at such time. Warrant holders should obtain current market quotations for FGL Holdings’ ordinary shares and warrants before deciding whether to tender their warrants pursuant to the offer to exchange.

Our directors and sponsor group (Blackstone, Mr. Chinh Chu, and Mr. William Foley), who collectively hold approximately 36.5% of the outstanding warrants, have confirmed their intent to tender all of the warrants they hold pursuant to the offer to exchange, in their sole discretion, subject to the waivable condition that at least 70% of the outstanding warrants (including warrants held by the directors and sponsor group) are tendered.

Credit Suisse Securities (USA) LLC will act as the financial advisor for the tender offer, Morrow Sodali LLC will act as the information agent for the tender offer, and the depositary for the tender offer is Continental Stock Transfer & Trust Company. The offer to exchange, letter of transmittal, and related documents will be distributed to warrant holders. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any FGL Holdings warrants. The offer to exchange described above is only being made pursuant to the offer to exchange, the related letter of transmittal and other offer materials included as exhibits to the tender offer statement on Schedule TO that FGL Holdings will file with the Securities and Exchange Commission (the “SEC”). The tender offer statement (including the offer to exchange, related letter of transmittal and other offer materials) contains important information that should be read carefully and considered before any decision is made with respect to the offer. These materials are being distributed free of charge to all FGL Holdings warrant holders. In addition, these materials (and all other materials filed by FGL Holdings with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Warrant holders may also obtain free copies of the documents by directing a request to the information agent at Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902, FGL.info@morrowsodali.com. FGL Holdings warrant holders are urged to read the offer documents and the other relevant materials before making any investment decision with respect to the offer.

About FGL Holdings

FGL Holdings, an insurance holding company, helps middle-income Americans prepare for retirement. Through its subsidiaries, the company is a leading provider of annuity and life insurance products. FGL Holdings, domiciled in the Cayman Islands, trades on the New York Stock Exchange under the ticker symbol FG.

Forward Looking Statements

This press release includes “forward-looking statements” regarding FGL Holdings, its financial condition and anticipated activities that reflect FGL Holdings’ views and information currently available. This information is, where applicable, based on estimates, assumptions and analysis that FGL Holdings believes, as of the date hereof, provide a reasonable basis for the information contained herein. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “would”, “could”, “expect”, “intend”, “plan”, “aim”, “estimate”, “target”, “anticipate”, “believe”, “continue”, “objectives”, “outlook”, “guidance” or other similar words, and include statements regarding FGL Holdings’ plans, activities, events, strategies, objectives, targets and expected financial performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the control of FGL Holdings and its respective officers, employees, agents or associates. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the number of warrant holders that respond and elect to participate in the tender offer, (2) FGL Holdings’ ability to recognize the anticipated benefits of the tender offer; (3) changes in applicable laws or regulations, including those that pertain to tender offers; (4) the possibility that FGL Holdings may be materially adversely affected by other economic, business, and/or competitive factors; and (5) other risks and uncertainties indicated from time to time in the most recent Annual Report on Form 10-K of FGL Holdings, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by FGL Holdings.

— Source: FGL Holdings —

Media Contacts:

Diana Hickert-Hill

Tel: (410) 487-0992

Email: media@fglife.bm

Information Agent Contact:

Morrow Sodali LLC

470 West Avenue

Stamford CT 06902

Tel: (800) 662-5200 or banks and brokers can call collect at (203) 658-9400

Email: FGL.info@morrowsodali.com

Investor Relations Contact:

Diana Hickert-Hill

Tel: (410) 487-8898

Email: Investors@fglife.bm